SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              LIBERTY BANCORP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    529905101
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                                 (CUSIP Number)
                                                    with a copy to:
Jeffrey S. Halis                                    Eli S. Goldberg, Esq.
500 Park Avenue                                     Lowenstein Sandler PC
Fifth Floor                                         65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 378-0879                                      (973) 992-8700

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 24, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

     1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                         Jeffrey S. Halis
________________________________________________________________________________
     2)   Check the Appropriate  Box if a Member of a Group (See  Instructions):
          (a) Not
          (b) Applicable
________________________________________________________________________________
     3)   SEC Use Only
________________________________________________________________________________
     4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable
________________________________________________________________________________
     6)   Citizenship or Place of Organization:

                                  United States
________________________________________________________________________________
         Number of                  7) Sole Voting Power:              249,500*
                                    --------------------------------------------
         Shares Beneficially        8) Shared Voting Power:                0
                                    --------------------------------------------
         Owned by
         Each Reporting             9) Sole Dispositive Power:         249,500*
                                    --------------------------------------------
           Person With:            10) Shared Dispositive Power:           0
                                    --------------------------------------------

________________________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                  249,500*
________________________________________________________________________________
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable
________________________________________________________________________________
     13)  Percent of Class Represented by Amount in Row (11):      6.4%*
________________________________________________________________________________
     14)  Type of Reporting Person (See Instructions):       IA

________________
* 111,300 shares (2.9%) of Liberty Bancorp, Inc. common stock are owned by Tyndall Partners, L.P., a Delaware limited partnership. 55,400 shares (1.4%) of Liberty Bancorp, Inc. common stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership. 16,900 shares (0.4%) of Liberty Bancorp, Inc. common stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership. 65,900 shares (1.7%) of Liberty Bancorp, Inc. common stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands. Pursuant to the Agreement of Limited Partnership of each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., and Madison Avenue Partners, L.P. and the Investment Management Agreement of Halo International, Ltd., Jeffrey S. Halis possesses sole voting and investment control over all securities owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., respectively. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.   Interest in Securities of the Issuer.

          Based upon the information set forth in Liberty Bancorp, Inc.'s quarterly report dated June 30, 1998, as of June 30, 1998 there were issued and outstanding 3,901,374 shares of common stock of Liberty Bancorp, Inc. As of July 24, 1998, Tyndall Partners, L.P. owned 111,300 of such shares, or 2.9% of those outstanding, Tyndall Institutional Partners, L.P. owned 55,400 of such shares, or 1.4% of those outstanding, Madison Avenue Partners, L.P. owned 16,900 of such shares, or 0.4% of those outstanding, and Halo International, Ltd., owned 65,900 of such shares, or 1.7% of those outstanding. Jeffrey Halis possesses sole power to vote and direct the disposition of all shares of common stock of Liberty Bancorp, Inc. owned by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd. The following table details the transactions by each of Tyndall Partners, L.P., Tyndall Institutional Partners, L.P., Madison Avenue Partners, L.P., and Halo International, Ltd., in shares of common stock of Liberty Bancorp, Inc. since the most recent filing on Schedule 13D (each of which were effected in ordinary brokers transactions):


                           A. Tyndall Partners, L.P.

         Date                       Quantity                            Price

                                   (Purchases)

    July 29, 1998                     4,500                             $11.25

                                     (Sales)

                                      NONE

                     B. Tyndall Institutional Partners, L.P.

         Date                        Quantity                           Price

                                   (Purchases)

    July 16, 1998                      4,500                            $11.62
    July 21, 1998                      4,500                            $11.56
    July 24, 1998                      3,900                            $11.40

                                     (Sales)

                                      NONE


                        C. Madison Avenue Partners, L.P.

       Date                          Quantity                        Price

                                   (Purchases)

    July 16, 1998                      1,500                         $11.62
    July 21, 1998                      1,500                         $11.56

                                     (Sales)

                                      NONE


                           D. Halo International, Ltd.

         Date                        Quantity                          Price

                                   (Purchases)

    July 16, 1998                      4,000                          $11.62
    July 21, 1998                      4,000                          $11.56
    July 22, 1998                     10,000                          $11.50
    July 23, 1998                      2,200                          $11.40
    July 24, 1998                      3,900                          $11.40

                                     (Sales)

                                      NONE


                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                September 1, 1998

                                                /s/ Jeffrey S. Halis
                                                ________________________________
                                                Jeffrey S.  Halis,  as a general
                                                partner    of    Halo    Capital
                                                Partners,   L.P.,   the  general
                                                partner   of  each  of   Tyndall
                                                Partners,      L.P.,     Tyndall
                                                Institutional  Partners,   L.P.,
                                                and  Madison  Avenue   Partners,
                                                L.P.


                                                /s/ Jeffrey S. Halis
                                                ________________________________
                                                Jeffrey S. Halis, as a member of
                                                Jemi  Management,   L.L.C.,  the
                                                Investment   Manager   for  Halo
                                                International, Ltd.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).